UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   January 30, 2006                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                          INTERIM FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                NOVEMBER 30, 2005

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM  FINANCIAL STATEMENTS



The accompanying unaudited interim financial statements of Halo Resources Ltd. for the three months ended November 30, 2005, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                             INTERIM BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                      NOV 30,         AUG 31,
                                                       2005            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                  1,790,998         893,525
Amounts receivable and prepaids                         233,169         197,507
                                                   ------------    ------------
                                                      2,024,167       1,091,032

CAPITAL ASSETS (Note 3)                                 222,691          32,761
UNPROVEN MINERAL INTERESTS (Note 4)                  23,724,609      22,759,333
DEFERRED SHARE ISSUE COSTS (Note 6(a))                        -          45,556
                                                   ------------    ------------
                                                     25,971,467      23,928,682
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                666,146         584,221

REDEEMABLE PREFERRED SHARES (Note 5)                  8,000,000       8,000,000
ASSET RETIREMENT OBLIGATION (Note 10)                   957,500         938,500
FUTURE INCOME TAX LIABILITY                           5,798,633       5,328,000
                                                   ------------    ------------
                                                     15,422,279      14,850,721
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               31,034,880      28,487,576
CONTRIBUTED SURPLUS (Note 7)                            932,025         738,642
SHARE SUBSCRIPTIONS RECEIVED (Note 6(a))                      -         958,950
DEFICIT                                             (21,417,717)    (21,107,207)
                                                   ------------    ------------
                                                     10,549,188       9,077,961
                                                   ------------    ------------
                                                     25,971,467      23,928,682
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)



APPROVED BY THE BOARD

/s/ MARC CERNOVITCH  , Director
--------------------
/s/ NICK DEMARE      , Director
--------------------

          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                     INTERIM STATEMENTS OF LOSS AND DEFICIT
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                       2005            2004
                                                         $               $

REVENUES

Interest and other                                        4,650             443
                                                   ------------    ------------
EXPENSES

Accretion (Note 10)                                      19,000               -
Depreciation, depletion and impairment                    2,110               -
General and administrative                              450,667         119,716
Stock-based compensation                                193,383         134,096
                                                   ------------    ------------
                                                        665,160         253,812
                                                   ------------    ------------
LOSS BEFORE INCOME TAXES                               (660,510)       (253,369)

FUTURE INCOME TAX RECOVERY                              350,000               -
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                (310,510)       (253,369)

DEFICIT - BEGINNING OF PERIOD                       (21,107,207)    (20,739,097)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (21,417,717)    (20,992,466)
                                                   ============    ============


EARNING (LOSS) PER COMMON SHARE
    - BASIC AND DILUTED                                  $(0.01)         $(0.03)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        25,599,355       9,443,859
                                                   ============    ============




          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                         INTERIM STATEMENTS OF CASH FLOW
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                       2005            2004
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (310,510)       (253,369)
Items not involving cash
    Accretion                                            19,000               -
    Depreciation, depletion and impairment                2,110               -
    Stock-based compensation                            193,383         134,096
    Future income tax recovery                         (350,000)              -
Increase in amounts receivable and prepaids             (35,662)        (13,058)
Increase in accounts payable and accrued liabilities     81,925          20,592
                                                    -----------    ------------
                                                       (399,754)       (111,739)
                                                    -----------    ------------
FINANCING ACTIVITIES

Common shares issued for cash                         2,651,716               -
Common share issue costs                               (197,173)              -
Deferred share issue cost                                     -         (32,500)
                                                    -----------    ------------
                                                      2,454,543         (32,500)
                                                    -----------    ------------
INVESTING ACTIVITIES

Additions to resource interests                        (965,276)       (119,816)
Purchase of capital assets                             (192,040)              -
                                                    -----------    ------------
                                                     (1,157,316)       (119,816)
                                                    -----------    ------------
INCREASE (DECREASE) IN CASH                             897,473        (264,055)

CASH - BEGINNING OF PERIOD                              893,525         329,065
                                                    -----------    ------------
CASH - END OF PERIOD                                  1,790,998          65,010
                                                    ===========    ============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 9.



          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 INTERIM SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                                                                                 AUGUST 31,
                                                                   NOVEMBER 30, 2005                                2005
                                          -------------------------------------------------------------------   -----------
                                                         BACHELOR       QUARTER
                                            DUPORT         LAKE        MOON LAKE     SHERRIDON
                                           PROPERTY      PROPERTY      PROPERTY       PROJECT        TOTAL         TOTAL
                                               $             $             $             $             $             $

BALANCE - BEGINNING OF PERIOD              16,834,784     5,585,956       338,593             -    22,759,333        75,906
                                          -----------   -----------   -----------   -----------   -----------   -----------
AMOUNTS INCURRED DURING THE PERIOD

    EXPLORATION EXPENDITURES

       Airborne surveying                           -             -             -             -             -       250,268
       Assays                                       -         8,675             -             -         8,675        56,036
       Camp and equipment costs                82,815         9,534             -             -        92,349       209,549
       Consulting                              12,804       136,850         3,613        43,122       196,389       301,200
       Drilling                                     -       172,779             -             -       172,779     1,373,524
       Due diligence                            3,312             -             -         5,417         8,729        23,296
       Engineering                                  -        20,737             -             -        20,737             -
       Field personnel                              -        42,506             -             -        42,506       179,253
       Field supplies                               -             -             -             -             -        41,332
       Filing                                       -             -             -             -             -        14,035
       Geological                                   -             -             -             -             -       199,030
       Miscellaneous                            7,122        18,584             -             -        25,706        25,018
       Mobilization, trucking and backhoe           -             -             -             -             -        88,766
       Rent and utilities                           -        39,843             -             -        39,843        30,669
       Site preparation                             -             -             -             -             -       232,706
       Surveying                                1,135             -             -             -         1,135        16,223
       Technical report                             -             -             -             -             -        10,000
       Telephone                                    -         5,114             -             -         5,114         4,847
       Travel                                   4,166        31,628         1,299         5,497        42,590       118,720
       Reimbursement                                -             -             -             -             -     1,818,123
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                              111,354       486,250         4,912        54,036       656,552     4,992,595
                                          -----------   -----------   -----------   -----------   -----------   -----------
    ACQUISITION COSTS AND OTHER ITEMS

       Acquisition costs                            -       100,000             -             -       100,000    11,260,000
       Claims staking and lease
          rental costs                              -             -             -       113,478       113,478        12,458
       Legal                                    1,041        18,290             -        63,415        82,746       385,207
       Capitalized dividend on
          redeemable preferred shares          12,500             -             -             -        12,500        41,667
       Future income tax adjustment                               -             -             -             -     5,091,000
       Asset retirement obligation                  -             -             -             -             -       900,500
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                               13,541       118,290             -       176,893       308,724    17,690,832
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                              124,895       604,540         4,912       230,929       965,276    22,683,427
                                          -----------   -----------   -----------   -----------   -----------   -----------
BALANCE - END OF PERIOD                    16,959,679     6,190,496       343,505       230,929    23,724,609    22,759,333
                                          ===========   ===========   ===========   ===========   ===========   ===========

          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which is engaged in the acquisition, exploration and development of unproven mineral interests in Canada. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CAPITAL ASSETS

                                                                                                     AUGUST 31,
                                                                 NOVEMBER 30, 2005                     2005
                                                   --------------------------------------------    ------------
                                                                    ACCUMULATED      NET BOOK        NET BOOK
                                                       COSTS       DEPRECIATION        VALUE           VALUE
                                                         $               $               $               $

         Office furniture and equipment                   8,089             993           7,096           5,693
         Computer and telephone equipment                17,727           3,324          14,403          15,512
         Mine equipment and facility                    203,117           1,925         201,192          11,556
                                                   ------------    ------------    ------------    ------------
                                                        228,933           6,242         222,691          32,761
                                                   ============    ============    ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS


                                            NOVEMBER 30, 2005                          AUGUST 31, 2005
                                ----------------------------------------   ----------------------------------------
                                                 DEFERRED                                  DEFERRED
                                 ACQUISITION   EXPLORATION      TOTAL       ACQUISITION   EXPLORATION      TOTAL
                                    COSTS         COSTS         COSTS          COSTS         COSTS         COSTS
                                      $             $             $              $             $             $

         Duport                   14,915,785     2,043,894    16,959,679     14,902,244     1,932,540    16,834,784
         Bachelor Lake             2,875,170     3,315,326     6,190,496      2,756,880     2,829,076     5,585,956
         Quarter Moon Lake           107,614       235,891       343,505        107,614       230,979       338,593
         Sherridon                   176,893        54,036       230,929              -             -             -
                                ------------  ------------  ------------   ------------  ------------  ------------
                                  18,075,462     5,649,147    23,724,609     17,766,738     4,992,595    22,759,333
                                ============  ============  ============   ============  ============  ============

         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 5,000 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 5). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                  The Company has also acquired, through staking, four mineral claims in the area of the Duport property, covering an area of approximately 5.5 hectares.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option from Metanor Resources Inc. ("Metanor"), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement (the "Assignment and Assumption Agreement"). Under the agreed terms, the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 1,400,000 common shares, at a fair value of
                  $1,050,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,293,123 cash and issued 700,000 common shares, at a fair value of $525,000. If the Company exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company shall pay to Wolfden a bonus payment of $250,000 cash and issue to Wolfden a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. A director of the Company is also a director and officer of Wolfden.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS (continued)

                  Effective May 18, 2005, the Company and Metanor entered an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company can exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. On September 21, 2005, the Company exercised its option and paid $100,000.

         (c)      Quarter Moon Lake Property, Manitoba

                  On February 9, 2005 the Company signed a letter of intent ("LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the LOI, the Company has the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company paid $40,000 cash, issued 50,000 common shares of the Company, at a fair value of $60,000, and is required to complete a $250,000 minimum work commitment in the first year, paying a further $40,000 cash and issuing 50,000 common shares on the first anniversary, and completing a further $250,000 work commitment in the second year. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary. The Quarter Moon Lake Property will then be held 80% by the Company and 20% by EL. The Company will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1 million.

         (d)      Sherridon VMS Property, Manitoba

                  The Company has staked mining claims comprising approximately 10,000 hectares located in north- central Manitoba.


5.       REDEEMABLE PREFERRED SHARES

         The series 1 redeemable preferred shares (the "Redeemable Preferred Shares") were issued by the Company as partial consideration of its purchase of the Duport Property described in Note 4(a). The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of 4% of the Redeemable Preferred Shares outstanding, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       REDEEMABLE PREFERRED SHARES (continued)

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         (i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         (ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

         During the three months ended November 30, 2005, the Company recorded $12,500 of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at November 30, 2005, $4,167 of accrued dividends were included as part of accounts payable and accrued liabilities.


6.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                      unlimited preferred shares

         Issued common shares:                           NOVEMBER 30, 2005                AUGUST 31, 2005
                                                   -----------------------------   ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                21,005,765      28,487,576       9,443,859      20,914,102
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
              Private placements                      5,273,236       3,493,249       7,324,894       6,688,797
              Exercise of warrants                      409,667         117,417       1,048,500         253,100
         Corporate finance                               85,715          60,000          40,000          34,000
         For unproven mineral interests                       -               -       3,150,000       2,845,000
         Cancellation of escrow shares                        -               -          (1,488)              -
                                                   ------------    ------------    ------------    ------------
                                                      5,768,618       3,670,666      11,561,906       9,820,897
         Less:  flow-through share renunciation               -        (820,633)              -      (1,566,000)
                share issue costs                             -        (302,729)              -        (681,423)
                                                   ------------    ------------    ------------    ------------
                                                      5,768,618       2,547,304      11,561,906       7,573,474
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      26,774,383      31,034,880      21,005,765      28,487,576
                                                   ============    ============    ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       SHARE CAPITAL (continued)

         (a) During the three months ended November 30, 2005 the Company completed a non-brokered private placement of 3,293,070 flow-through common shares at a price of $0.70 per flow-through share and 1,980,166 non-flow-through units (the "Non-Flow-Through Units") at a price of $0.60 per Non-Flow-Through Unit, for total gross proceeds of $3,493,249. Each Non-Flow-Through Unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further common share of the Company, for a period of two years at a price of $0.70 per share. The Company paid a total of $262,194 for commissions, incurred legal and filing costs totalling $40,535 and issued 523,323 warrants ("Finders' Warrants"). The Finder's Warrants have the same terms as the private placement warrants.

                  As at August 31, 2005, the Company had received $958,950 in common share subscriptions and incurred $45,556 of share issue costs with respect to this private placement.

         (b) During the three months ended November 30, 2005 the Company granted 855,000 stock options to its employees, directors and consultants and recorded compensation expense of $193,383.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods:


                        Risk-free interest rate             3.24%
                        Estimated volatility                61.41%
                        Expected life                     1.5 years
                        Expected dividend yield               0%



                  The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.23 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's stock options at November 30, 2005 and the changes for the three months ended November 30, 2005 is presented below:
                                                                     WEIGHTED
                                                      NUMBER          AVERAGE
                                                    OF OPTIONS    EXERCISE PRICE
                                                                         $

                  Balance, beginning of period        1,688,000         0.80
                  Granted                               855,000         0.75
                                                   ------------
                  Balance, end of period              2,543,000         0.77
                                                   ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.                SHARE CAPITAL (continued)

                  The following table summarizes information about the stock options outstanding and exercisable at November 30, 2005:


                    OPTIONS
                  OUTSTANDING
                      AND
                  EXERCISABLE      EXERCISE PRICE        EXPIRY DATE
                                          $
                      753,000            0.96            January 23, 2006
                      600,000            0.60            May 31, 2007
                       60,000            0.75            July 22, 2007
                      150,000            0.70            September 27, 2007
                      125,000            0.75            February 17, 2008
                      855,000            0.75            September 29, 2008
                  -----------
                    2,543,000
                  ===========

         (c) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at November 30, 2005 and the changes for the three months ended November 30, 2005, is as follows:

                                                                       NUMBER

                  Balance, beginning of period                       10,331,859
                  Issued pursuant to private placements               1,980,166
                  Issued as finders warrants                            523,323
                  Issued for corporate finance fee                       85,715
                  Exercised                                            (409,667)
                                                                   ------------
                  Balance, end of period                             12,511,396
                                                                   ============

                  Common shares reserved pursuant to warrants outstanding at November 30, 2005, are as follows:


                     NUMBER         EXERCISE PRICE      EXPIRY DATE
                                          $

                     1,793,333           0.25           March 4, 2006
                     2,395,500           0.40           April 15, 2006
                     2,313,182        1.25/1.50         December 23, 2005/2006
                     2,698,530        1.10/1.35         December 23, 2005/2006
                        20,000        1.10/1.35         December 23, 2005/2006
                       701,647           1.05           December 23, 2006
                     2,071,015           0.70           September 14, 2007
                       432,474           0.70           September 29, 2007
                        85,715           0.75           October 14, 2007
                  ------------
                    12,511,396
                  ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       CONTRIBUTED SURPLUS

         Contributed surplus is comprised of the following:

                                                   NOVEMBER 30,      AUGUST 31,
                                                       2005            2005
                                                         $               $

         Balance, beginning of period                   738,642         179,611
             Stock-based compensation (Note 6(b))       193,383         559,031
                                                   ------------    ------------
         Balance, end of period                         932,025         738,642
                                                   ============    ============


8.       RELATED PARTY TRANSACTIONS

         (a) During the three months ended November 30, 2005, the Company incurred $60,600 for management, professional, accounting and administrative services provided by companies controlled by officers and directors of the Company. As at November 30, 2005, accounts payable and accrued liabilities include $15,643 due to these related parties.

         (b) Other related party transactions are disclosed elsewhere in these financial statements.

         These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.


9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during the three months ended November 30, 2005 and 2004 are as follows:

                                                       2005              2004
                                                         $                 $
         Financing activities
            Common shares issued for
                corporate finance fee                    60,000               -
            Share capital - future income
                tax adjustment                         (820,633)              -
            Future tax liability                        820,633               -
                                                   ------------    ------------
                                                         60,000               -
                                                   ============    ============

         Investing activity
            Unproven mineral interests
                - accrued dividend                       (4,167)              -
                                                   ============    ============

         Operating activities
            Accrued dividend payable                      4,167               -
            Corporate finance fee                       (60,000)              -
                                                   ------------    ------------
                                                        (55,833)              -
                                                   ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


9.       SUPPLEMENTARY CASH FLOW INFORMATION (continued)

         Other supplementary cash flow information:
                                                       2005            2004
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============     ===========
         Income taxes paid in cash                            -               -
                                                   ============     ===========


10.      ASSET RETIREMENT OBLIGATION

                                                   NOVEMBER 30,      AUGUST 31,
                                                       2005            2005
                                                         $               $

         Balance, beginning of period                   938,500               -
         Liabilities assumed on acquisition                   -         900,500
         Accretion expense                               19,000          38,000
                                                   ------------    ------------
                                                        957,500         938,500
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $1,018,567 which has been discounted using a credit adjusted risk free rate of 8.5%. The reclamation obligation relates to the Bachelor Lake Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

                               HALO RESOURCES LTD.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 27, 2006 and should be read in conjunction with the unaudited interim financial statements and the accompanying notes for the three months ended November 30, 2005 of Halo Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a resource exploration company which historically was engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004 the Company reorganized its corporate structure and business objectives. Effective March 1, 2004, the Company sold its remaining oil and natural gas property interest. In July 2004, the Company entered into an agreement to acquire the Duport Property, located near Kenora, Ontario. This was followed by an option agreement, in November 2004, to option a 50% interest in the Bachelor Lake Property, located in the La Sueur Township, Quebec. The Company has also acquired further mineral property interests. The Company is now considered to be an exploration stage company engaged in the acquisition and exploration of precious metals on mineral interests located in Canada with active exploration programs in Quebec, Ontario and Manitoba. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

As of the date of this MD&A the Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

DUPORT PROPERTY, ONTARIO, CANADA

The Duport Property covers 93 mineral claims over an area of approximately 5,000 hectares, located near Kenora, Ontario. The Company's Phase 1 drill program commenced in February 2005. The Phase I program was designed to test and expand the down-plunge extension of the prospective Main and East Zones and also along strike to the southwest where widely-spaced historical holes have intersected encouraging gold values. A total of 7,090 metres of drilling in 23 holes was completed on March 28, 2005. A total of 20 significant gold intersections were made with an average intercept of 1.4 m at 13.0 g/t. In summary, the Phase I drilling expanded the zone of gold mineralization and potential mineral resources substantially. At the end of April 2005, the Company retained Roscoe Postle Associates Inc. ("RPA") for the purposes of an in-house scoping study of the Duport Property. The conclusions of the scoping study were intended to act as a guide in decision-making to determine the timing and future exploration and development plans for the Duport Project, and resulted in the recommendations of further exploration and a new 43-101 compliant resource estimate being generated, consisting of 424,000 tonnes at a grade of 13.4 g/t Au for 183,000 contained ounces in the indicated category and 387,000 tonnes at a grade of 10.7 g/t Au for 133,000 contained ounces in the inferred category. The effective date of the resource estimate is June 1, 2005 and is based on a cut-off grade of 6.86 g/t Au, a minimum thickness of 1.5 m, a gold price of US $400 per oz, and a gold recovery of 91%. All assays were capped at 68.56 g/t.

Following the recommendations of the RPA report, in July 2005, the Company commissioned Fugro Airborne Surveys to carry out a helicopter-supported airborne magnetometer and electromagnetic ("EM") survey totaling 2,400 line km on the Duport Property. The airborne geophysics survey successfully identified a number of high priority targets that offer the potential for the discovery of additional ounces located only a short distance from Duport. As a result of these new exciting targets being generated a Phase II winter drill program is planned for January/February 2006 that has a two-fold objective that will firstly test the Duport deposit in areas of structural complexity for the discovery of new "high-grade" ounces as Duport remains open in all directions and, secondly, test EM conductors covering the most attractive geological targets in close proximity to Duport.

BACHELOR LAKE PROPERTY, QUEBEC

The dewatering of Company's Bachelor Lake Gold Mine was completed during the first quarter of 2005 and, from April 6, 2005 to July 26, 2005, sixty-nine diamond drill holes were completed for a total of 13,346 metres. The completion of this exploration program allowed the Company to satisfy its work commitments and other obligations to acquire an undivided 50% participating interest in the Bachelor Lake Property and execute a formal joint venture agreement (the "BLJV"), with its 50:50 joint venture partner, Metanor Resources Inc. Of the sixty-nine holes drilled during the 2005 drill campaign, forty holes have intercepted composite grades over a cut-off of 3.43 g/t Au on a minimum horizontal width of 1.5 metres, with eight holes intercepting a mineralized interval having a horizontal width over 6 metres and grades over 6 g/t Au, and fourteen holes with a composite mineralized intervals having a grade higher than 10 g/t Au. The successful completion of the exploration program, coupled with the acquisition of the adjacent Hewfran Property directly to the west of the Bachelor Lake mine workings, increased the 43-101 compliant resource as follows: measured 4% to192,594 tonnes at a grade of 8.8 g/t Au; indicated 229% to 648,997 at a grade of 7.49 g/t Au; and inferred 15% to 426,148 at a grade of 6.53 g/t Au.

In August 2005, two properties adjacent to its Bachelor Lake Property were acquired under the BLJV. The first property was acquired from MJL Explorations and J. Hansen and comprises two blocks of claims located respectively to the north and to the west of its Bachelor Lake Property. It includes 88 mining claims and covers a 2,286.69 hectare surface area. In reference to the second property, an option agreement was executed with Aur Resources Inc., which will allow the BLJV to purchase the Hewfran claims adjacent to the Bachelor Lake Property (immediately adjoining the Bachelor Mine infrastructures to the west) and covering a 683 hectare surface area.

During October 2005, a 7,500 m surface exploration program was commenced to investigate the gold potential in target areas within the Bachelor "mineralized corridor" west of the Bachelor Mine. A total of five holes have tested the historic West Zone at shallow and intermediate depths along the postulated plunge direction of the mineralization. The West Zone lies 2,500 ft west of the Bachelor Mine and represents a well-defined zone of gold mineralization drilled by Aur in the late 1980's. The West Zone has recently been incorporated into an updated resource calculation that includes both the East Zone deposit and the Bachelor Mine. A total of six holes have been used to test for extensions of gold mineralization below the East Zone that lies about 1,000 ft west of the Bachelor Mine. The East Zone was also historically tested by Aur Resources. The holes have been collared to intercept the postulated down plunge extension to the east, in synchronicity to the overall plunge observed at Bachelor and below mineralization discovered within the central portion of the East Zone. The surface drill program will be complete early in 2006 and it is expected that program results will be available Q1 2006.

In addition to the potential for new discoveries at Bachelor Lake, the regional exploration is also deemed to be excellent. High priority targets are found east of the O'Brien Stock representing the original Bachelor gold showing. A combination of induced polarization ("IP") geophysics and diamond drilling can be used to trace the mineralization along strike and at depth. A series of VLF-EM geophysical anomalies south of the Bachelor Mine require upgrading with IP surveying and diamond drilling. Anomalous gold mineralization found in widely spaced drill holes southeast of the O'Brien Stock also represent excellent exploration targets.

In December 2005, a new NI 43-101 report (the "InnovExplore Report") was issued by InnovExplore Inc. and resulted in a revised resource estimate that integrated all available data from both the Bachelor Lake and the Hewfran properties.

                                 TONNES         GRADE      CONTAINED GOLD
                                  (T)           (G/T)           (OZ)

         Measured                192,594         8.80           54,504
         Indicated               648,997         7.49          156,352
                                --------                      --------
         Total M & I             841,591         7.79          210,857
                                ========                      ========

         Inferred                426,148         6.52           89,356
                                ========                      ========

The effective date of the estimate is October 5, 2005. It should also be noted that these resources are undiluted and some resource blocks may be locked in pillars. The estimate included six gold-bearing zones and covers the Bachelor Lake, Hewfran East and West areas. The resources were compiled using a cut-off grade of 3.43 g/t Au, a fixed density of 2.755 g/cm3 and a minimum horizontal width of 1.5 m. High grades were capped at 51.4 g/t Au for the Main zone, and to
34.3 g/t Au for the A, B, C, A West and B West zones and were done on 0.75 m drill hole composite interval. Scoping studies are currently underway to assess the economic potential of these resources and to establish immediate exploration strategies.

The  InnovExplore   Report  has  concluded  that  the  project  has  significant exploration potential and recommends a two- stage work plan designed to expand the current resource base while advancing the project to feasibility level.

QUARTER MOON LAKE PROPERTY, MANITOBA

A 1,600 metre program of diamond drilling was carried out in late summer to test the Emily showing. A mineralized zone some 300 m was delineated but was quite thin and in most cases the zone was cut out by pegmatites. The best intersection was approximately 1.5 m at a grade of approximately 2 g/t. Drilling was suspended until such time as additional geophysics can be carried out to better define the extent of the mineralization to the north.

Following the drill results from Emily it was decided to move the drill to an area within the letter of intent ("LOI") Area of Influence and located close to Meat Lake that has also indicated extensive gold anomalies in lake sediments. During 2006, the Company will consider expanding the existing LOI with Endowment Lakes (2002) Limited Partnership ("EL") with a view to including several additional claim blocks that were also staked by EL to follow up on gold anomalies in lake sediments.

SHERRIDON VMS PROPERTY, MANITOBA

During the Quarter Moon Lake Property gold exploration, the Company and EL became aware of an opportunity for the Company to stake open ground in an adjacent area that is considered to be one of the most prospective VMS exploration areas in Canada. This area includes the Sherridon geological block that hosted the Sherritt Gordon mine that produced 7.7 mt of ore containing more than 225,000 t of copper and zinc and 75,000 oz gold. Additionally, there is now compelling geological evidence that suggests that the Sherridon and Meat Lake areas are actually faulted off from the famous Snow Lake mining camp that has produced more than 2 mt of copper and zinc metal and almost 2 m oz gold. The Sherritt Gordon mine however left behind an environmental legacy that has acted as a major deterrent to exploration since its closure in 1951.

Recognizing the exploration potential of the area, the Company submitted a plan to the Manitoba Government and the Community of Sherridon that would encourage exploration and stimulate the local economy. This plan was accepted and the Company obtained Ministerial approval and Community endorsement to stake the entire Sherridon area with a view to initiate a multidisciplinary exploration effort. The Manitoba Government has also issued a letter that indemnifies the Company, and its potential future development partners, from any environmental liability associated with the old Sherritt Gordon mine tailings.

The Company currently controls close to 10,000 hectares of land in the area, and under the technical direction of Eckart Buhlmann, an exploration team has been assembled and the 2006 exploration plan is being developed. This is an extremely large and complex project that will require considerable data acquisition and compilation. The Company will utilize newly released government assessment data that has been held in confidence for many years and has also entered into discussion with other stakeholders to ensure that all available data is fully utilized. New structural and stratolithographic models will be developed and will be used as a means of filtering the abundance of old geophysical data. A new airborne gravity gradiometry survey using modern techniques is also planned for spring 2006. This new geophysical data will be analyzed together with new geological models, and old geophysical data, to develop drill targets for fall 2006.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                              ----------   -------------------------------------------------   -----------------------------------
                                FISCAL
                                 2006                         FISCAL 2005                                   FISCAL 2004
                              ----------   -------------------------------------------------   -----------------------------------
THREE MONTH PERIODS ENDING      NOV. 30      AUG. 31       MAY 31      FEB. 28      NOV. 30      AUG. 31       MAY 31    FEB. 29(1)
                                   $            $            $            $            $            $            $           $
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ---------

OPERATIONS:

Revenues                           4,650        5,549       13,016       12,323          443       19,930       15,723      27,169
Net income (loss)               (310,510)    (343,202)    (257,398)     485,859     (253,369)    (166,197)     (18,485)    (63,432)
Basic and diluted
     income (loss) per share       (0.01)       (0.01)       (0.01)        0.03        (0.03)       (0.03)       (0.00)      (0.02)
Dividends per share                    -            -            -            -            -            -            -           -

BALANCE SHEET:

Working capital (deficiency)   1,358,021      506,811      821,010    4,809,864        7,121      278,710      328,466     177,433
Total assets                  25,971,467   23,928,682   22,474,879    6,346,291      318,900      417,581      339,861     296,846
Total long-term liabilities   14,756,133   14,266,500   13,314,000            -            -            -            -   1,078,571
                              ----------   -------------------------------------------------   -----------------------------------

RESULTS OF OPERATIONS

During the three months ended November 30, 2005, the Company reported a net loss of $310,510, an increase in net loss of $57,141 from the $253,369 loss reported during the three months ended November 30, 2004. Although there was no significant overall increase in the net loss, the three months ended November 30, 2005 reflects a $350,000 future income tax recovery (three months ended November 30, 2004 - $ nil) partially offsetting the $59,287 increase in stock-based compensation and $330,951 increase in general and administrative expenses experienced in the three months ended November 30, 2005.

General and administrative costs increased $330,951 from $119,716 during the three months ended November 30, 2004 to $450,667 during the three months ended November 30, 2005, as follows:

                                                           THREE MONTHS ENDED
                                                              NOVEMBER 30,
                                                        -----------------------
                                                           2005         2004
                                                             $            $

Accounting and administration                               31,500       19,300
Advertising and related                                      8,050          337
Consulting and professional fees                            89,240        4,000
Corporate finance fee                                       60,000            -
Filing fees and transfer agent                               9,397        4,010
Foreign exchange                                               316       11,287
Investment conferences                                      24,345       22,344
Investor relations and shareholder communications           57,329       11,468
Legal and audit                                             60,434        5,725
Office and general                                          22,778        2,136
Office rent and operating costs                              7,891        7,105
Printing                                                     4,221        3,723
Salaries and benefits                                       23,250       16,086
Telephone                                                    3,331        1,108
Travel and related costs                                    46,728        7,487
Website and internet costs                                   1,857        3,600
                                                        ----------   ----------
                                                           450,667      119,716
                                                        ==========   ==========

General and administration expenses increased during the three months ended November 30, 2005, due to increased activities relating to the Company's property acquisitions and financing activities and increased consulting and professional fees, shareholder communications and investor relations activities. Significant expenditures during the three months ended November 30, 2005, include $52,077 for legal costs incurred primarily for initial preparation of the Company's AIF, legal advice on financings and a general increase in activities; $60,000 recorded for corporate finance advisory services, settled with the issuance of 85,715 common shares; $9,397 for transfer agent and regulatory filings for the Company's financing and property filings; $8,357 for independent audit costs; $89,240 for consulting and professional fees provided; $57,329 for investor relations and shareholder communications costs; $24,345 for attendance and presentations at numerous investment conferences in Canada, the United States and Europe; $46,728 for travel and related costs, primarily to attend investment conferences and meetings with the investment community; $22,778 for office and miscellaneous; and $23,250 for salaries and benefits paid to the President of the Company. During the three months ended November 30, 2005, accounting and administration expenses of $31,500 was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company. Chase is currently paid a base amount of $3,000 per month for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 per month related to Mr. DeMare's services as the CFO of the Company.

During the three months ended November 30, 2005, the Company recorded a non cash stock-based compensation charge of $193,383, compared to $134,096 during the three months ended November 30, 2004. The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions. It does not necessarily provide a reliable measure of the fair value of the Company's stock options. During the three months ended November 30, 2005, the Company granted 855,000 options with a weighted average exercise price of $0.23 per share, compared to the three months ended November 30, 2004 when the Company granted 200,000 options with a weighted average exercise price of $0.74 per share.

During the three months ended November 30, 2005, the Company completed a private placement financing whereby it issued a total of 5,273,236 common shares for $3,493,249 cash proceeds. Of the total financing, 3,293,070 common shares were conducted on a flow-through share basis, for $2,305,149 cash proceeds. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements have been renounced by the Company to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and resulted in a $820,633 reduction in share capital with a corresponding increase in the Company's future tax liability. The Company also received $117,417 from the exercise of warrants to purchase 409,667 common shares.

During the three months ended November 30, 2005, the Company exercised its option on the Bachelor Lake Property and paid $100,000. The Company also paid $82,746 for legal costs, associated with property acquisitions and documentation, $113,478 for claims staking and lease rental costs on the Sherridon VMS Property, and $12,500 for capitalized dividend. The Company also recorded a total of $656,552 for exploration expenditures. Detailed discussion of the Company's exploration activities conducted are discussed in "Exploration Projects".

As a result of the application of previously unrecognized losses, during the three months ended November 30, 2005, the Company recognized a future income tax recovery and a reduction of the future income tax liability of $350,000.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at November 30, 2005, the Company had working capital of $1,358,021. Although final budgets have not been completed, the Company expects to continue significant exploration work on its Bachelor Lake and Duport Properties and commence exploration activities on its newly acquired Sherridon VMS Project. Total anticipated exploration costs for fiscal 2006 is expected to be approximately $4.7 million. The Company will require additional financings to maintain its core operations and planned exploration. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2005 audited financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended November 30, 2005, the Company was charged $60,600 for management, professional, accounting and administrative services provided by companies controlled by officers and directors of the Company. As at November 30, 2005, accounts payable and accrued liabilities include $15,643 due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

Mr. Chris Brown has been with the Company since November 5, 2004, and effective February 17, 2005, was appointed Manager of Corporate Development, and is responsible for the day to day investor relations activities. The Company has retained, on a part time basis and on a contract basis, a number of assistants during 2005. A number of other consultants were also retained during 2005, on an interim trial basis but all were terminated after short term engagements. The services provided by these consultants related to assistance in co-ordinating Company road shows in Europe and North America. The Company has also paid $8,050 for advertising, $24,345 for investment conferences, $57,329 for investor relations and shareholder communications and $2,469 for printing costs associated with investor materials and pamphlets.

During the three months ended November 30, 2005 the Company was active in providing corporate awareness given the commencement of its work programs. The Company was also active in attending and presenting at a number of investment conferences and trade shows in Toronto, Manitoba and Frankfurt. The Company also used a number of web based advertisers.

The Company maintains a web site at www.halores.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at January 27, 2006 , there were 27,274,383 issued and outstanding common shares, 1,790,000 stock options outstanding and exercisable, at an exercise price ranging from $0.60 to $0.75 per share, and 12,011,396 warrants outstanding, with exercise prices ranging from $0.25 and $1.50 per share.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Marc Cernovitch, a Director and Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending November 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  January 30, 2006


/s/ MARC CERNOVITCH
----------------------------------
Marc Cernovitch,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, a Director and Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending November 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  January 30, 2006


/s/ NICK DEMARE
----------------------------------
Nick DeMare,
Director & Chief Financial Officer